EX-99.77O

TRANSACTIONS EFFECTED PURSUANT TO RULE 10F-3

Northern Funds: Multi-Manager Mid Cap Fund

Pursuant to Rule 10f-3, the following constitutes the required report of securities that were purchased from syndicates in which an affiliated broker-dealer was a participant for the period October 1, 2006 through March 31, 2007 in accordance with the Trust's procedures for the purchase of securities from an underwriting syndicate in which an affiliate is a member pursuant to Rule 10f-3 under the Investment Company Act of 1940.

Issuer: First Solar, Inc.
Trade Date: 11/16/06
Part of an issue registered under the 1933 Act that is being offered to the public
3 years operations: Yes
Selling Broker: CS First Boston
Shares Purchased: 4,000
Purchase Price Per Share: $20.00
% of Issue: 20.00%